UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 3, 2010

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Investor Relations Lucía Domville Lucia.domville@grayling.com Tel: (646) 284-9416

TGS Reports First Quarter 2010 Results

FOR IMMEDIATE RELEASE: Monday, May 3, 2010

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) announced today a net income of Ps. 75.4 million, or Ps. 0.095 per share (Ps. 0.475 per ADS), for the three-month period ended March 31, 2010, that compares to a net loss of Ps. 11.7 million, or Ps. 0.015 per share (Ps. 0.074 per ADS), in the same 2009 period. The positive variation is mainly attributable to an increase in the operating income associated with the recovery of the propane, butane and natural gasoline international prices. In addition, the financial expense reported for the period was almost half of the one reported in the same 2009 quarter, resulting mainly from a lower depreciation of the Argentine peso against the US dollar during the first quarter of 2010.

 First Quarter 2010 vs. First Quarter 2009

In the three-month period ended March 31, 2010, TGS posted total net revenues of Ps. 486.4 million, up from Ps. 326.4 million recorded in the first quarter of 2009.

Natural Gas Transportation revenue for the first quarter of 2010 was Ps. 161.1 million, compared to the Ps. 133.4 million earned in the same year-ago quarter. This higher revenue mainly reflects a 20% increase related to tariffs, which generated higher sales totaling Ps. 23.3 million. This tariff adjustment resulted from a transitional agreement signed between TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) in October 2008. The agreement was ratified in December 2009 by the Argentine Government through Decree No. 1,918/2009. TGS will bill this tariff increase to its clients as soon as “ENARGAS” (the National Gas Regulatory Body) publishes the new tariffs schedule and sets the methodology to bill the retroactive effect.

The Natural Gas Transportation segment represented approximately 33% and 41% of the Company’s total revenue for the first quarter of 2010 and 2009, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by ENARGAS.

The NGL Production and Commercialization segment revenue increased to Ps. 298.3 million in the three-month period ended March 31, 2010, up 78% from Ps. 168.0 million in the same 2009 period. This increase is mainly due to the significant rise of international reference prices for propane, butane and natural gasoline, which went up by more than 70%.

NGL Production and Commercialization revenue accounted for approximately 61% and 51% of the total revenue for the first quarter of 2010 and 2009, respectively. NGL Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, which connects each of TGS’s main pipelines, and where ethane, propane, butane and natural gasoline are recovered. The commercialization of NGL is made for both the Company’s own account and on behalf of its clients.

In the first quarter of 2010, Other Services revenues amounted to Ps. 27.0 million, an 8% increase from revenues of Ps. 25.0 million in the same 2009 period. This increase resulted from higher sales generated by the construction services rendered in 2010.

Other Services segment mainly includes midstream and telecommunication activities. As a percentage of the Company’s total revenue, this segment accounted for approximately 6% and 8% for the three-month periods ended March 31, 2010 and 2009, respectively. Midstream activities consist of gas treatment, separation and removal of impurities from the natural gas stream, and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the first quarter of 2010 increased to Ps. 304.7 million from Ps. 245.7 million registered in the first quarter of 2009, mainly due to the rise in NGL processing cost and higher export taxes amounting to Ps. 46.9 million, both of which are mostly explained by higher international reference prices.

Net financial expense decreased to Ps. 45.3 million in 2010 first quarter from Ps. 82.8 million reported in the same quarter of 2009. The positive variation, of Ps. 37.5 million, is mostly attributable to the lower devaluation of the local currency against the US dollar in the first quarter of 2010, and the lower US dollar net liability position, which resulted in a lower foreign exchange loss of Ps. 43.4 million.

For the first quarter of 2010, the Company reported a Ps. 52.8 million income tax expense, compared to Ps. 6.3 million for the same 2009 quarter. This increase, of Ps. 46.5 million, relates to a higher taxable income reported in the first quarter of 2010.

Liquidity and Capital Resources

Cash flow from operating activities for the three-month period ended March 31, 2010 amounted to Ps. 142.9 million, which was used to increase its cash position. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 79.1 MMm³/d or 2.8 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also one of the leading processors of natural gas and one of the largest marketers of natural gas liquids in Argentina. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the three-month periods ended March 31, 2010 and 2009

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	1st Quarter	
	2010	2009
Net Revenues	**486.4**	**326.4**
Natural Gas Transportation	161.1	133.4
NGL Production and Commercialization	298.3	168.0
Other Services	27.0	25.0
Operating Costs	**(234.1)**	**(192.7)**
Operation and maintenance	(183.0)	(142.8)
Depreciation and amortization expenses	(51.1)	(49.9)
Gross Operating Profit	**252.3**	**133.7**
Administrative and Selling Expenses	(70.6)	(53.0)
Operating Income	**181.7**	**80.7**
Other Expenses, net	(8.8)	(2.5)
Gain / (Loss) on Related Companies	0.6	(0.8)
Net Financial Expense	(45.3)	(82.8)
Net Income before Income Tax	**128.2**	**(5.4)**
Income Tax	(52.8)	(6.3)
Net Income / (loss)	**75.4**	**(11.7)**
Earnings / (loss) per share	0.095	(0.015)
Earnings / (loss) per ADS	0.475	(0.074)

Operating Data

Transmission Volumes (million of cf/d)		
Average firm contracted capacity	2,793.4	2,616.8
Average deliveries	2,002.3	2,083.6

Processing sales (thousand of short tons)		
Ethane	111.3	89.6
Propane and Butane	152.9	155.0
Natural Gasoline	33.3	30.8

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended

March 31, 2010 and 2009

(In millions of Argentine pesos)

Three-month period ended March 31, 2010	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	161.1	298.3	27.0	-	486.4
Operating income (loss)	73.5	113.8	9.3	(14.9)	181.7
Depreciation of PP&E	38.8	9.2	3.1	1.3	52.4
Additions to PP&E	4.6	2.3	1.9	4.1	12.9
Identifiable assets	3,845.2	487.0	228.3	1,164.3	5,724.8
Identifiable liabilities	389.0	133.3	18.9	1,887.1	2,428.3

Three-month period ended March 31, 2009
Net revenues	133.4	168.0	25.0	-	326.4
Operating income (loss)	57.6	35.9	6.7	(19.5)	80.7
Depreciation of PP&E	37.5	9.3	3.1	0.4	50.3
Additions to PP&E	22.8	5.3	7.0	2.6	37.7
Year ended December 31, 2009
Identifiable assets	3,858.6	449.0	235.9	1,075.7	5,619.2
Identifiable liabilities	424.8	125.0	13.4	1,834.9	2,398.1

Breakdown of Net Financial Expense for the three-month periods ended

March 31, 2010 and 2009

 (In millions of Argentine pesos)

	2010	2009
Generated by Assets
Interest	1.9	5.3
Foreign exchange gain	21.7	55.0
Subtotal	23.6	60.3
Generated by Liabilities
Interest expense	(36.8)	(37.2)
Foreign exchange loss	(30.7)	(107.4)
Others	(1.4)	1.5
Subtotal	(68.9)	(143.1)
Total	(45.3)	(82.8)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009
(In millions of Argentine pesos)

	03/31/2010	12/31/2009
Current assets		
Cash and deposits in banks	488.0	441.0
Investments, net	612.9	584.1
Trade receivables, net	461.2	398.0
Other receivables	34.6	32.5
Inventories	15.9	12.5
Total current assets	**1,612.6**	**1,468.1**
Non current assets		
Trade receivables	12.0	11.4
Other receivables	9.5	8.7
Investments, net	2.3	1.8
Property, plant and equipment, net	4,083.0	4,123.4
Intangible assets, net	5.4	5.8
Total non current assets	**4,112.2**	**4,151.1**
Total assets	**5,724.8**	**5,619.2**
Current liabilities		
Accounts payable	256.6	271.2
Loans	44.3	15.0
Payroll and social security taxes payable	31.6	45.5
Taxes payable	199.3	166.0
Advances from customers	22.4	16.4
Other liabilities	5.1	4.9
Provisions for contingencies	95.6	88.8
Total current liabilities	**654.9**	**607.8**
Non current liabilities		
Loans	1,492.3	1,502.3
Taxes payable	42.6	45.6
Advances from customers	238.5	242.4
Total non current liabilities	**1,773.4**	**1,790.3**
Total liabilities	**2,428.3**	**2,398.1**
Shareholders' equity	**3,296.5**	**3,221.1**
Total liabilities and shareholders' equity	**5,724.8**	**5,619.2**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2010 and 2009

(In millions of Argentine pesos)

	2010	2009
Cash flows provided by operating activities		
Net income / (loss) for the period	75.4	(11.7)
Reconciliation of net income / (loss) to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	52.4	50.3
Amortization of intangible assets	0.3	0.3
Consumption of materials	0.8	0.5
Increase in allowances and provisions	6.8	1.2
Write off of intangible assets retired	0.1	-
Loss / (gain) on related companies	(0.6)	0.8
Interest expense accrual	36.8	37.2
Result of debt prepayment	(3.5)	(4.5)
Interest expense paid	(0.9)	(0.1)
Income tax accrued	52.8	6.3
Income tax and asset tax paid	(4.4)	(12.1)
Foreign exchange loss	32.1	104.3
Changes in assets and liabilities:		
Trade receivables	(63.8)	(109.5)
Other receivables	(3.0)	16.2
Inventories	(3.4)	(4.2)
Accounts payable	1.5	39.2
Payroll and social security taxes	(13.8)	(8.4)
Taxes payable	(18.2)	13.9
Advances from customers	(4.8)	61.4
Other liabilities	0.3	0.8
Cash flows provided by operating activities	**142.9**	**181.9**
Cash flows used in investing activities		
Additions to property, plant and equipment	(26.6)	(50.2)
Cash flows used in investing activities	**(26.6)**	**(50.2)**
Cash flows (used in) / provided by financing activities		
Advances from customers	-	38.2
Payment of loans	(40.5)	(6.1)
Cash flows (used in) / provided by financing activities	**(40.5)**	**32.1**
Net increase in cash and cash equivalents	**75.8**	**163.8**
Cash and cash equivalents at the beginning of the year	**1,025.1**	**604.7**
Cash and cash equivalents at the end of the period	**1,100.9**	**768.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/José María Zuliani
	Name:	José María Zuliani
	Title:	Senior Legal Counsel

Date: May 3, 2010

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